SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick c/o Superior Industries International, Inc. 7800 Woodley Avenue Van Nuys, CA 91406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 4, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 868168105	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Steven J. Borick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,498,251* (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,832,346* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,498,251* (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,832,346* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,330,597* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.52%** (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IND

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,301,738 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS The Nita Borick Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 800,000* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 800,000* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.93%** (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,301,738 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Louis L. Borick Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,032,346* (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,032,346* (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,346* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.11%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

** Based on 27,301,738 shares outstanding. See Item 5(a).

CUSIP No. 868168105	SCHEDULE 13D	Page 5 of 10 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D, initially filed on June 7, 2012 (the “Original Schedule 13D”), relates to the beneficial ownership of common stock, no par value (each a “Share,” and, collectively, the “Shares”), of Superior Industries International, Inc. (the “Issuer”). This Amendment No. 1 is being filed on behalf of the reporting persons (the “Reporting Person”) identified on the cover pages of this Amendment No. 1. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 4 of the Original Schedule 13D is amended and restated in its entirety by inserting the following information:

The Reporting Persons (as hereafter defined) are Steven J. Borick (“Mr. Borick”), The Nita Borick Management Trust (the “N. Borick Trust”) and The Louis L. Borick Foundation (the “Foundation” and together with Mr. Borick and the N. Borick Trust, the “Reporting Persons”).

The ownership of the Reporting Persons includes the following: (i) 213,251 Shares held by Mr. Borick and options to purchase 1,285,000 Shares that are currently exercisable and are held directly by Mr. Borick (the “Borick Options”); (ii) 800,000 Shares held by the N. Borick Trust; and (iii) 3,032,346 Shares held by the Foundation. Mr. Borick is a trustee of the N. Borick Trust and, as a result, has shared voting and dispositive power over the Shares held by the N. Borick Trust with the N. Borick Trust and the other trustee of the N. Borick Trust. The other trustee of the N. Borick Trust is Daniel Dominguez (the “Other Trustee”). Mr. Borick is also the president and a director of the Foundation and, as a result, has shared voting and dispositive power over the Shares held by the Foundation with the Foundation. The other directors of the Foundation are Mr. Borick’s brother, Mr. Robert Borick, and Mr. Borick’s sister, Ms. Linda Borick Davidson. Mr. Robert Borick is also the Vice President of the Foundation and Ms. Davidson is also the Secretary and Treasurer of the Foundation. There are no other officers or directors of the Foundation.

Mr. Borick’s principal occupation is the Chairman, Chief Executive Officer and President of the Issuer. Mr. Borick’s business address is c/o Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, CA 91406. Mr. Borick is a citizen of the United States of America.

Mr. Daniel Dominguez’s principal occupation is a financial advisor. Mr. Dominguez’s business address is 2707 Kipling Street, Houston, TX 77098. Mr. Dominguez is a citizen of the United States of America.

The principal address of the N. Borick Trust is 2707 Kipling Street, Houston, TX 77098. The sole purpose of the N. Borick Trust is to hold the Shares and other assets for the benefit of the beneficiaries of the N. Borick Trust.

The Foundation is a charitable trust organized under the laws of the State of California. The principal address of the Foundation is 7800 Woodley Avenue, Van Nuys, CA 91406. The sole purpose of the Foundation is to hold the Shares and other assets for charitable purposes.

The Reporting Persons and the Other Trustees have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

CUSIP No. 868168105	SCHEDULE 13D	Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended by inserting the following information:

2,917,834 of the Shares held by the Foundation were transferred to the Foundation by the Louis L. Borick Administrative Trust (the “L. Borick Trust”) on January 4, 2013 for no consideration for charitable purposes. The remaining Shares held by the Foundation were acquired by the foundation via charitable and tax planning transfers.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by inserting the following information:

On January 4, 2013, the L. Borick Trust transferred 2,917,834 Shares to the Foundation for charitable purposes. On September 21, 2012, the L. Borick Trust transferred an aggregate of 150,110 Shares to various family members of Mr. Borick for estate and tax planning purposes. As a result of these transfers, the L. Borick Trust no longer holds any Shares. Furthermore, the options to purchase Shares that were previously held by the L. Borick Trust have expired and the L. Borick Trust no longer holds any options to purchase Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,330,597 Shares, representing 19.52% of the Issuer’s outstanding Shares (based upon 27,301,738 outstanding Shares as of January 9, 2013).

(b) The ownership of the Reporting Persons includes the following (i) 213,251 Shares held by Mr. Borick and options to purchase 1,285,000 Shares that are currently exercisable and are held directly by Mr. Borick; (ii) 800,000 Shares held by the N. Borick Trust; and (iii) 3,032,346 Shares held by the Foundation. Mr. Borick has sole voting and dispositive power over the Borick Options. Mr. Borick is a trustee of the N. Borick Trust and, as a result, has shared voting and dispositive power over the Shares held by the N. Borick Trust with the N. Borick Trust and the Other Trustees. Mr. Borick is the president and a director of the Foundation and, as a result, has shared voting and dispositive power over the Shares held by the Foundation with the Foundation.

(c) Except as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

CUSIP No. 868168105	SCHEDULE 13D	Page 7 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 10, 2013, among Mr. Borick, the N. Borick Trust and the Foundation.

CUSIP No. 868168105	SCHEDULE 13D	Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2013	STEVEN J. BORICK

/s/ Steven J. Borick
Steven J. Borick

THE NITA BORICK MANAGEMENT TRUST

	By:	/s/ Steven J. Borick
	Name:	Steven J. Borick
	Title:	Trustee

THE LOUIS L. BORICK FOUNDATION

	By:	/s/ Steven J. Borick
	Name:	Steven J. Borick
	Title:	President and Director

CUSIP No. 868168105	SCHEDULE 13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated January 10, 2013, among Mr. Borick, the N. Borick Trust and the Foundation.